Exhibit 23.1

Independent Auditors’ Consent

The Plan Administrator of the CH2M HILL Retirement and Tax-Deferred Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-60700) of CH2M HILL Companies, Ltd. of our report dated May 23, 2003, with respect to the statement of net assets available for plan benefits of the CH2M HILL Retirement and Tax-Deferred Savings Plan as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002, and the related supplemental schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the CH2M HILL Retirement and Tax-Deferred Savings Plan.

KPMG LLP

Denver, Colorado

June 27, 2003